UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)
For the fiscal year ended December 31, 2007
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number 1-12317
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
National Oilwell Varco, Inc.
7909 Parkwood Circle Dr.
Houston, Texas 77036

REQUIRED INFORMATION
The National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).
Item 4. In lieu of the requirements of Items 1, 2, and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and the Report of Independent Registered Public Accounting Firm thereon are being filed in this Report:
(a)	Report of Independent Registered Public Accounting Firm

(b)	Statements of Net Assets Available for Benefits — December 31, 2007 and 2006

(c)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2007; and

(d)	Notes to Financial Statements
The Consent of Independent Registered Public Accounting Firm to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-46459) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2007 and 2006, and Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
The Benefit Plan Administrative Committee
National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2007, and delinquent participant contributions for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Houston, Texas
June 25, 2008

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Cash	$6,774	$681,058
Receivables:
Employer contributions	1,335,010	1,057,323
Employee contributions	1,287,686	1,030,815
Sales not yet settled	1,026,763	759,337

Total receivables	3,649,459	2,847,475
Investments, at fair value	547,335,912	449,662,046

Total assets	550,992,145	453,190,579

Liabilities
Purchases not yet settled	399,914	1,807,665

Total liabilities	399,914	1,807,665

Net assets available for benefits, at fair value	550,592,231	451,382,914

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,017,505	2,157,277

Net assets available for benefits	$551,609,736	$453,540,191

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions:
Employer contributions	$31,917,046
Participant contributions	32,543,148
Participant rollovers	5,512,680
Investment income	22,218,557
Net appreciation in fair value of investments	40,564,271

Total additions	132,755,702

Deductions:
Benefits paid to participants	36,823,165
Corrective distributions	15,441
Administrative expenses	1,355,917

Total deductions	38,194,523

Transfer from qualified plan	3,508,366

Net increase	98,069,545

Net assets available for benefits at:
Beginning of year	453,540,191

End of year	$551,609,736

See accompanying notes.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2007
1. Description of Plan
The following description of the National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan (the Plan) is provided for general information only. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from National Oilwell Varco, L.P. (the Company). The Company is a wholly owned subsidiary of National Oilwell Varco, Inc.
Effective as of July 1, 2007, the NQL (US), Inc. 401(k) Plan merged into the Plan in connection with the Company’s acquisition of NQL.
General
The Plan was established effective April 1, 1987, for the benefit of the employees of the Company. The Plan is a defined contribution plan covering substantially all domestic employees who have completed one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions
Participants may make both pretax and after-tax contributions to the Plan. The Plan allows pretax salary deferral contributions of 1% to 100% (less any after-tax contributions, required withholdings, or other elected deductions) of compensation, subject to certain Internal Revenue Service (IRS) limitations. After-tax contributions may be made at 1% to 18% of compensation. However, combined pretax and after-tax contributions, required withholdings, and other elected deductions cannot exceed 100% of compensation. The Company matches 100% of the first 4% of each participant’s contribution. The Company may also make a discretionary contribution (the Employer Retirement Contribution) to the Plan. The amount of the Employer Retirement Contribution is determined based upon participants’ eligible salary and years of service. For the year ended December 31, 2007, the Company contributed $17,449,643 of Employer Retirement Contributions. Participants must have completed one year of service in order to receive Company matching and Employer Retirement Contributions. Each participant may direct the trustee to invest both the participant’s and the Company’s contributions in one or more of the investment options offered by the Plan.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of Plan (continued)
Vesting
Participants are immediately vested in participant and employer contributions and the related earnings that have been credited to their accounts.
Benefit Payments
The Plan pays lump-sum benefits on retirement, disability, death, or termination of employment. In-service withdrawals, subject to certain rules and restrictions, may also be made from certain account balances.
Participant Loans
The Plan includes a loan provision that permits participants to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the total value of their Plan assets. The loans are payable in principal installments, plus interest, at prime plus 1% through payroll deductions and are due in one- to five-year terms, unless the loan is used to acquire a principal residence, in which case the loan term cannot exceed ten years.
Administrative Expenses
Certain administrative expenses are paid from the Plan’s assets. All other Plan expenses are paid by the Company.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts in any event. Assets would be distributed to participants as prescribed by ERISA.
2. Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefit payments to participants are recorded upon distribution.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the impact of SFAS No. 157.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Short-term investments and participant loans are stated at cost, which approximates fair value. Investments in common stocks and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective trust funds include the Union Bond & Trust Company Stable Value Fund and the Wachovia Bank Enhanced Stock Market Fund. The Wachovia Bank Enhanced Stock Market Fund is recorded at net-asset value on the valuation date as determined by the issuer based on the fair value of the underlying investments. Management has determined that the net asset value represents the Plan’s fair value.
As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies (continued)
The Union Bond & Trust Company Stable Value Fund (the Stable Value Fund) invests in fully benefit-responsive investment contracts (as defined in the FSP previously discussed), including primarily guaranteed and synthetic investment contracts issued by banks, insurance companies, and other issuers. The Stable Value Fund is recorded at fair value. As required by the aforementioned FSP, an adjustment is made to reflect the investments at contract value, which represents principal plus accrued income. The fair value of the guaranteed investment contracts is generally determined by discounting the scheduled future payments required under the contract. The fair value of wrap contracts reflects the discounted present value of the difference between the current wrap contract cost and its replacement cost, based on issue quotes. For investments underlying synthetic investment contracts, fair value generally is reflected by market value at close of business on the valuation date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan provides for investments in various securities which, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
Individual investments that represent 5% or more of the Plan’s net assets at either December 31, 2007 or 2006, are as follows:

	December 31
	2007	2006

Union Bond & Trust Company Stable Value Fund (stated at contract value)	$130,315,605	$114,051,311
National Oilwell Varco, Inc., common stock	74,063,180	30,382,539
Growth Fund of America	64,481,750	11,811,637
The Oakmark International Fund	59,111,120	11,896,792
PIMCO Total Return Portfolio Fund	50,613,823	21,877,925
Davis New York Venture Fund	46,389,841	11,089,341
Van Kampen Growth & Income Fund	38,321,723	14,813,847
Vanguard Mid Cap Index Fund	37,693,170	—
Alger LargeCap Growth Institutional Portfolio Fund	—	30,139,506
Wachovia Bank Enhanced Stock Market Fund	—	23,475,840
During 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Common stock	$38,730,021
Common collective trust funds	5,136,401
Mutual funds	(3,302,151)

Net appreciation	$40,564,271

4. Related-Party Transactions
Certain investments of the Plan are managed by Wachovia Bank. Wachovia Bank is the trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in the Company’s common stock. Because the Company is the plan sponsor, transactions involving the Company’s common stock qualify as party-in-interest transactions. All of these transactions are exempt from the prohibited transactions rules.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
5. Income Tax Status
The Plan has received a determination letter from the IRS dated September 8, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan as amended and restated is qualified and the related trust is tax-exempt.
6. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006, to the Form 5500:

	2007	2006

Net assets available for benefits per the financial statements	$551,609,736	$453,540,191
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,017,505)	(2,157,277)

Net assets available for benefits per the Form 5500	$550,592,231	$451,382,914

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements for the year ended December 31, 2007, to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$98,069,545
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2007	(1,017,505)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2006	2,157,277

Net increase in net assets available for benefits per Form 5500	$99,209,317

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Notes to Financial Statements (continued)
6. Reconciliation of Financial Statements to Form 5500 (continued)
As fully described in Note 2, the FSP requires that fully benefit-responsive investment contracts be valued at contract value on the statements of net assets available for benefits, whereas the Form 5500 requires all investments to be valued at fair value.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
EIN: 76-0488987 PN: 001
Year Ended December 31, 2007

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

$6,439*	$6,439 *

*	Lost earnings were remitted to the Plan on December 17, 2007.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
Schedule H, Line 4(i) — Schedule of Assets (Held At End of Year)
December 31, 2007
EIN: 76-0488987 PN: 001

Identity of Issue,
Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

*National Oilwell Varco, Inc.	1,008,211 shares of common stock	$74,063,180
Allianz Global Investors	Allianz NFJ SmallCap Value Fund	16,355,432
American Funds	Growth Fund of America	64,481,750
Davis Funds	Davis New York Venture Fund	46,389,841
Evergreen Investments	Evergreen Money Market Fund	1,437,668
Evergreen Investments	Evergreen Institutional Money Market Fund	232,429
Union Bond & Trust Company	Union Bond & Trust Company Stable Value Fund	129,298,100
Oakmark Funds	The Oakmark International Fund	59,111,120
PIMCO Funds	PIMCO Total Return Portfolio Fund	50,613,823
Van Kampen Funds	Van Kampen Growth & Income Fund	38,321,723
Vanguard	Vanguard Small Cap Growth Index Fund	8,358,865
Vanguard	Vanguard Mid Cap Index Fund	37,693,170
Vanguard	Vanguard Inflation Fund	2,808,740
Various	Self-directed brokerage accounts	179,815
*Participant loans	Various maturities and interest rates ranging from 4.0% to 10.5%	17,990,256

		$547,335,912

*	Party-in-interest

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

National Oilwell Varco, Inc. 401(k) and Retirement Savings Plan
June 25, 2008	/s/ Daniel L. Molinaro
Date	Daniel L. Molinaro
Member of the National Oilwell Varco Benefits Plan Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm